January 17, 2006


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Suzanne Hayes

         Re:      Amazon Biotech, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-128374

Dear Ms. Hayes:

      Amazon Biotech, Inc. (the "Company") filed today Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-128374). This Amendment No. 1 as filed was revised to (i) reflect the Commission's comments in its letter dated September 22, 2005 regarding the Company's signature page; (ii) update the Company's financial statements contained therein and (iii) include the Exhibit 5 legal opinion of our counsel, Spectrum Law Group.

      Per your conversation with our counsel at Spectrum Law Group earlier today, you indicated that the Company could request effectiveness of the Registration Statement. As such, the Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Thursday, January 19, 2006, or as soon thereafter as practicable.

      The Company hereby acknowledges that:

      1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

AMAZON BIOTECH, INC.
a Utah corporation

By: /s/ Mechael Kanovsky
------------------------------------
        Mechael Kanovsky, President